Exhibit 2

1616 Voss, Suite 725

Houston, TX 77057

Phone: 303-993-3200

www.usnrg.com

STRICTLY CONFIDENTIAL

June 24, 2024

Synergy Offshore LLC

Attn: Duane King, CEO

Dear Mr. King,

U.S. Energy Corp. (“U.S. Energy” or “USEG”) is pleased to offer to you this Letter of Intent (“Letter of Intent”) to acquire all of Synergy Offshore LLC’s (“SOG”) right, title, and interest in and to all of the leases and wells currently controlled by SOG located in Montana and Wyoming (subject to the exclusions described below, the “Assets”), pursuant to a definitive purchase and sale agreement and other applicable documents (“PSA”) to be negotiated between U.S. Energy and SOG. U.S. Energy and SOG are collectively called the “Parties” and individually a “Party.”

1.            Assets. The Assets shall include SOG’s rights, title and interests to SOG leases and wells in Montana and Wyoming, excluding the following, without limitation:

●

The twelve- and one-half percent (12.5%) working interest in the Assets (owned by SOG or affiliates of SOG) reserved from the transaction and subject to the Carried Working Interest as described below (“Retained Working Interest”).

●	SOG’s existing right, title, and interest in and to certain leases and rights located in the West Poison Spider field in Wyoming.

2.            PSA. Upon SOG’s acceptance of this Letter of Intent, U.S. Energy and SOG will negotiate in good faith to execute a PSA covering the sale of the Assets from SOG to U.S. Energy. Among other standard terms and conditions for a transaction of this type described in this Letter of Intent, the PSA will contain the following terms and conditions:

(a)	Effective Date. The PSA will have an effective date of June 1, 2024 (the “Effective Date”).

(b)	Purchase Price. The total purchase price for the Assets shall consist of the following:

■	Cash. Two million dollars ($2,000,000) of cash at closing (the “Cash”), reduced as necessary by the provisions of Section 3.f, plus

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Shares. Four million, eight hundred forty-five thousand, nine hundred (4,845,900) shares of U.S. Energy common stock (the “Shares”). This amount represents five million dollars ($5,000,000) in value converted to shares at the 15-day Volume Weighted Average Price (“VWAP”) of U.S. Energy common stock for the period prior to execution of this Letter of Intent, and

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Warrants. Six million, two hundred fifty thousand (6,250,000) warrants to acquire USEG common stock that vest upon the first sale of helium from the Initial Processing Plant (as defined below, the “Initial Plant”) processing helium from a predominantly CO2-based or nitrogen-based gas stream sourced from wells located on the Synergy acreage or covered under the AMI. For clarity, such warrants will expire if not exercised within sixty (60) months from the date of Closing of the PSA and will be issued as “penny warrants” (the “Warrants”), and

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Carried Working Interest. The “Carried Working Interest” means USEG’s commitment to cover, pay for and be liable for one hundred percent (100%) of all SOG Costs attributable to the Retained Working Interest during the Carry Period. The “Carry Period” is the Effective Date of this Agreement through the date that the SOG Costs attributable to the Retained Working Interest total twelve-million five hundred thousand dollars ($12,500,000.00) (the “Carry Amount”). “SOG Costs” are the costs relating to drilling, completing, and equipping any and all wells to the extent that such costs are chargeable to or payable by SOG to be further described under the Joint Operating Agreement naming USEG as the Operator (the “JOA”). For the avoidance of doubt, SOG Costs shall not include the costs of any processing plants, facilities or pipelines. Monthly lease and well operating expenses (including without limitation lease rental payments, lease maintenance payments and title curative expenses and payments) (“LOE”) shall not be considered SOG Costs. During the Carry Period, LOE shall be netted against revenue. In the event there is insufficient revenue to cover LOE during a particular month, then during the Carry Period, any negative LOE will be carried forward to the next operating month and offset against future net revenue until the cumulative negative LOE is fully offset. Prior to the receipt of first revenues, USEG and SOG shall have the option to apply all or any portion of the negative LOE to the outstanding Carry Amount. Following the expiration of the Carry Period, SOG shall be liable for all costs and expenses under the JOA attributable to its working interests, and

■	Tax Credit Payments. USEG shall deliver payments equal to 18.00% of the cash amounts actually realized and received by USEG under Section 45(Q) (the “Tax Credit Payments”).

(c)	Additional Terms and Provisions.

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Drilling Commitment. USEG commits to drill and test at least two wells to at least the depth necessary to test all prospective helium zones on the SOG acreage within eighteen (18) months of the Closing. USEG shall have sole authority to determine the location of these wells and the manner of drilling and testing such wells. It is contemplated, though not required, that these wells, together with the existing Kiefer Farms #1, will constitute the primary gas stream supply for the Initial CO2 Plant. See Further AMI Participation, below for additional provisions on this matter. In the event USEG does not meet this obligation, SOG’s sole remedy shall be the right to terminate the project contemplated by the applicable definitive agreements. In such event, USEG shall earn and keep the wellbores and acreage associated with any wells it has drilled and any related infrastructure. USEG shall return the remaining acreage and have no further obligations to SOG under the applicable definitive agreements, except for any provisions that may be binding at such termination. This right to terminate will take the form of a one-time option, exercisable for 45 days, after which USEG will continue to own its interests in the Assets.

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AMI. The PSA or associated documents will incorporate an Area of Mutual Interest covering all of Township and Range 35N-1W, 35N‐2W, 34N-1W, 34N-2W, 33N-1W and 33N-2W and the Cut Bank producing interval, under which SOG will have the right to participate for its proportionate interest of twelve and one half percent (12.5%) in any new leases, assignments or letter agreements obtained by USEG, but excluding any such leases or rights currently held or contractually bound by Wavetech Helium, Inc. or its affiliates. The cost of acquiring such leases or rights and the costs of drilling any wells that include such additional leases or rights shall be included in the SOG Costs as defined in the Carried Working Interest above. USEG will use commercially reasonable efforts to maintain the existing leases and agreements owned by SOG in the AMI.

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Further AMI Participation in Initial CO2 Plant. It is the expectation of both parties that one or more gas processing plants to process helium from a predominantly CO2 stream utilizing some type of cryogenic processing technology (the “Processing Plants”) will be constructed by or for the benefit of USEG or its affiliates. For purposes of the net revenue interest from the Carried Working Interest in the Initial CO2 processing plant, SOG or its affiliates shall be paid its proportionate share of twelve- and one-half percent (12.5%) of the helium revenues attributable to the working interest owners on 100% of the gas processed through the plant, as if 100% of such gas came from the SOG acreage or AMI acreage discussed above. Nothing in this paragraph or elsewhere will create a binding obligation on USEG to construct such plant. This provision shall apply only to the first such CO2 Gas Plant that may be constructed by USEG.

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Gas Plant Terms. Processing of gas produced from the Retained Working Interest by the Processing Plants shall be governed by commercially reasonable terms and shall reflect market rates considering all facts and circumstances, including but not limited to, location, time to construct and operating and capital cost to provide the necessary facilities.

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Cut Bank Reserve Report and Development Plan. USEG agrees to undertake and complete a reserve report on a Cut Bank tertiary flood program by a mutually agreeable third-party reserve engineering firm. Additionally, USEG will develop a full cycle development program for a Cut Bank tertiary flood. The program will be reviewed annually by the full USEG Board of Directors, including the two existing SOG principals (John Weinzierl and Duane King).

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Provision of CO2. USEG will offer to provide CO2 to the Cut Bank field upon request at a commercial market rate. The commercial market rate will be determined by a mutually agreeable 3rd party in a scenario where USEG and SOG cannot agree on a commercial market rate amount. Any such CO2 will be delivered to SOG at the outlet of the Processing Plants, so long as it does not impact the Section 45(Q) tax credit treatment of sequestered CO2 from the Processing Plants. USEG will have no obligation to transport such gas.

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Cut Bank Farmout. SOG agrees not to exercise the right to farm into the Cut Bank Field per the terms of the Farm-Out agreement between USEG and SOG dated January 5, 2022, for a period of 3 years from the date of Closing of the PSA. If, at the end of such period, SOG decides to exercise the Farm-Out Agreement, SOG may, at its sole cost, drill and complete such CO2 supply wells on the SOG acreage as may be necessary to supply CO2 to the Cut Bank field, but only so long as such wells do not adversely affect the supply of inlet gas to the Processing Plants, including any sanctioned expansion to such plants.

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Reversion of Project. If USEG has not signed a binding contract for the construction of the CO2 Gas Plant within thirty-six (36) months from Closing, SOG or its successors in interest shall have the right to terminate the project contemplated by this agreement. In such event, USEG shall earn and keep the wellbores and acreage associated with any wells it has drilled, including the Kiefer Farms #1, and any related infrastructure. USEG shall return the remaining acreage and have no further obligations to SOG under this agreement, except for any provisions that may be binding at such termination. This right to terminate will take the form of a one-time option, exercisable for 45 days, after which USEG will continue to own its interests in the Assets.

(d)

Nominating and Voting Agreement. The Nominating and Voting agreement dated January 5, 2022, shall remain in effect with Duane King and John Weinzierl continuing to serve on the USEG Board of Directors, with John Weinzierl continuing to serve as Chairman.

(e)

Release. Effective with the execution of this LOI, SOG releases any and all claims that it or its affiliates may have with respect to any potential claims by SOG against USEG up to the date of this LOI and including any and all actions taken by the Board of Directors of USEG on such date, and USEG releases any and all claims that it or its affiliates may have with respect to potential claims by USEG against SOG or its affiliates up to the date of this LOI. This release shall be a binding agreement that survives the term of this LOI.

(f)

Diligence; Access to Information. U.S. Energy shall have the opportunity under both the Letter of Intent and the PSA to conduct a confirmatory due diligence review and to receive timely access to information in SOG’s control including leases, title files, environmental, contracts, rights-of-way, easements, third party reports and any operational diligence, with respect to the Assets that is usual and customary for a transaction of the type contemplated in this Letter of Intent. Similarly, SOG shall have the reciprocal opportunity under both this Letter of Intent and the PSA to conduct confirmatory due diligence.

(g)

Representations. The PSA shall include typical representations and warranties for a transaction of the type described in this Letter of Intent, as well as typical limitations on liability of SOG for breaches of such representations and warranties. The ABOS shall contain a special warranty of title and an assumption by USEG of all liabilities and obligations associated with the transferred assets, whether arising prior to or after the effective date.

(h)

Registration Rights. The PSA will contain mutually acceptable terms for registration rights, demand rights and piggyback rights with regard to the offering of the USEG stock issued in this transaction.

(i)

Closing. It is anticipated that the “Closing” of the PSA will occur on or before September 30, 2024, subject to timing uncertainties surrounding the approval of the definitive proxy statement by the Securities and Exchange Commission and scheduling of the vote of the USEG common shareholders.

(j)

Consideration. At Closing, U.S. Energy will deliver the Purchase Price, including any adjustments made under the terms of the PSA, in cash and USEG common stock, together with agreements governing the Warrants, the Carried Working Interest and the Tax Credit Payments.

3.            Contingencies. This Letter of Intent and the execution of and Closing of the PSA are subject to certain conditions, including but not limited to the following:

a.

Approvals. Prior to the execution and delivery of the PSA, the USEG and SOG shall have obtained all necessary Board and other required approvals for the proposed acquisition and shall have authorized the execution and delivery of the PSA.

b.

Due Diligence. The due diligence conducted by each party and its legal counsel in connection with the proposed acquisition shall not have caused such party or its legal counsel to become aware of any facts relating to the business, assets, properties, liabilities, financial condition, results of operations or affairs of the other party or its subsidiaries which, in the judgment of such party or its legal counsel, make it inadvisable for such party to proceed with the proposed acquisition. No material adverse change in the business, operations or financial condition of either party or its subsidiaries shall have occurred after the date hereof.

c.	Financing. There are no financing contingencies.

d.

Shareholder Vote. The transaction, including the issuance of the shares of USEG common stock in the transaction, will be conditioned upon approval by holders of a majority of the outstanding shares of USEG common stock owned by stockholders unaffiliated with SOG and its affiliates, in addition to any other requisite stockholder approvals under applicable law or stock exchange rules.

e.	JOA. A mutually acceptable JOA will be negotiated and attached to the PSA to be executed at the Closing of the PSA.

f.

Lease Extensions. SOG will cooperate with USEG in permitting USEG to obtain mutually acceptable extensions and necessary amendments for helium development to all fee leases and partial term assignments prior to Closing at a total cost not to exceed four hundred thousand dollars ($400,000.00). To the extent the costs exceed such amount, if SOG elects to proceed with Closing, the excess shall be deducted from the cash payable at Closing.

4.            Confidentiality Agreement. This Letter of Intent is confidential information between U.S. Energy and SOG. Furthermore, the Parties agree that the terms and conditions of this Letter of Intent, including its existence, shall be treated as confidential. Except as may be required by law or the rules of an applicable stock exchange, no Party shall issue any press release, make a public filing or otherwise make any public disclosure with respect to this Letter of Intent without the prior written consent of the other Parties; provided that if there are any legally mandated disclosures of this Letter of Intent, the Party required to make such disclosures shall (a) immediately notify the other Parties of the existence, terms and circumstances surrounding such legal requirement, (b) consult with the other Parties on the advisability of taking legally available steps to resist or narrow such required disclosure, (c) assist the Party required to make the disclosure in seeking a protective order or other appropriate remedy, and (d) in all events disclose only that information which it is advised by counsel it is legally required to disclose. Upon written acceptance of the terms of this Letter of Intent, SOG shall not offer the Assets or any portion thereof or enter into any transaction with any third party prior to August 15, 2024.

5.            PSA Signing. U.S. Energy is prepared to commit the necessary time and resources to execute the PSA on or before August 15, 2024.

6.            U.S. Energy Authority. The following individual(s) have the decision-making authority regarding the contents of this Letter of Intent, and you may discuss this Letter of Intent with them directly utilizing the contact information as set forth below:

Randall D. Keys

Chair of Special Committee

Phone: (281) 620-4468

E-mail: randy@rdkinterests.com

7.            Non-Binding Letter of Intent. The Parties intend that this Letter of Intent serve as a broad outline of a proposed agreement to be further negotiated between the Parties. This Letter of Intent constitutes a statement of that intent, not an agreement, except with respect to obligations set forth in Paragraphs 2(d), 2(e) and Paragraph 4 of this Letter of Intent, which shall be binding agreements between the parties and shall survive the termination of this LOI. This Letter of Intent is not intended to impose any legally binding obligations upon the Parties, except as otherwise noted in the immediately preceding sentence. Neither U.S. Energy nor SOG shall be obligated to negotiate or consummate the transaction contemplated in this Letter of Intent or enter into any agreement proposed in this Letter of Intent unless and until the PSA is properly executed and delivered by the Parties. If this Letter of Intent is accepted by SOG but the PSA has not been executed and delivered by the Parties on or before August 15, 2024, neither Party will have any further obligations under this Letter of Intent, except with respect to Paragraphs 2(d), 2(e) and 4 of this Letter of Intent, which shall survive such termination.

8.            Time is of the essence.

If the terms and conditions of this Letter of Intent are acceptable to SOG, please contact the undersigned in writing at the above-stated address. This offer will expire if not executed on or before June 24, 2024.

Sincerely,

U.S. ENERGY CORP.

By:	/s/ Randall D. Keys
Randall D. Keys
Chair of Special Committee

ACCEPTED AND AGREED TO

this    25      day of June 2024.

SYNERGY OFFSHORE LLC

By:           /s/ Duane King

Name:    Duane King

Title:      Chief Executive Officer